Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-211641, 333-170513 and 333-135613 on Form S-8 of our report dated February 22, 2019, relating to the consolidated financial statements of Kaiser Aluminum Corporation and Subsidiary Companies, and the effectiveness of Kaiser Aluminum Corporation and Subsidiary Companies' internal control over financial reporting (which report expresses an unqualified opinion and includes an explanatory paragraph relating to changes in the method of accounting for revenue from contracts with customers in 2018 due to adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606)), appearing in this Annual Report on Form 10-K of Kaiser Aluminum Corporation for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Costa Mesa, California
February 22, 2019